January 13, 2025

Brad S. Lakhia
Executive Vice President and Chief Financial Officer
OPENLANE, Inc.
11299 N. Illinois Street, Suite 500
Carmel, Indiana 46032

       Re: OPENLANE, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-34568
Dear Brad S. Lakhia:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Charles S. Coleman